Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-183793

PROSPECTUS

FIBROCELL SCIENCE, INC.

735,758 Shares of Common Stock

This prospectus relates to the resale of up to 735,758 shares of our common stock by certain of our stockholders, or Selling Stockholders, named in the section of this prospectus titled “Selling Security Holders.” All of the shares being offered for resale pursuant to this prospectus are underlying outstanding warrants issued in connection with a Series B preferred stock offering we completed between July 2010 and November 2010.

The Selling Stockholders may offer to sell the shares of common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, at negotiated prices or in any other manner specified under the section of this prospectus entitled “Plan of Distribution.” We do not know when or in what amount the Selling Stockholders may offer the common stock for sale. The Selling Stockholders may sell any, all or none of the common stock offered in this prospectus.

Although we will pay substantially all the expenses incident to the registration of the shares, we will not receive any proceeds from the sales by the Selling Stockholders. We will, however, to the extent the warrants are exercised for cash, receive proceeds from such exercises; to the extent we receive such proceeds, they will be used for working capital purposes.

Our common stock is listed on the NYSE MKT under the symbol “FCSC”. On August 2, 2013, the last closing price of the common stock, as reported on the NYSE MKT was $5.57 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 2 of this prospectus before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 23, 2013

PROSPECTUS SUMMARY

This summary highlights information set forth in greater detail elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the following summary together with the more detailed information regarding us and our common stock being offered pursuant to this prospectus, including the information incorporated by reference into this prospectus. Unless the context requires otherwise, references to the “Company,” “Fibrocell,” “we,” “our,” and “us,” refer to Fibrocell Science, Inc. and its subsidiaries.

Our Company

We are a cellular aesthetic and therapeutic biotechnology company focused on developing novel skin and tissue rejuvenation products. Our approved and clinical development product candidates are designed to improve the appearance of skin injured by the effects of aging, sun exposure, acne and burn scars with a patient’s own, or autologous, fibroblast cells produced by our proprietary Fibrocell process.

We use our proprietary process to harvest autologous fibroblasts from a small skin punch biopsy from behind the ear with the use of a local anesthetic. We chose this location both because of limited exposure to the sun and to avoid creating a visible scar. The biopsy is then packed in a vial in a special shipping container and shipped to our laboratory where the fibroblast cells are released from the biopsy and initiated into our cell culture process where the cells proliferate until they reach the required cell count. The fibroblasts are then harvested, cryopreserved, tested by quality control and released by quality assurance prior to preparation of drug product. After wash and preparation of cells to formulate the drug product, additional quality testing is performed prior to release and distribution to the medical clinic. The number of cells and the frequency of injections may vary and will depend on the indication or application being studied.

Our lead product, LAVIV (United States adopted name, or USAN, is azficel-T), we believe is the first and only personalized aesthetic cell therapy approved by the Food and Drug Administration (“FDA”) for the improvement of the appearance of moderate to severe nasolabial fold wrinkles in adults. LAVIV offers patients their own living fibroblast cells in a personalized therapy designed to improve the appearance of wrinkles. Our clinical development programs encompass both aesthetic and therapeutic indications.

We believe that because LAVIV and our product candidates are autologous, the risk of an immunological or allergic response is low. With regard to the therapeutic markets, we believe that our product candidates may address an insufficiently met medical need for the treatment of each of restrictive burn scars, acne scars and vocal scarring. There are also numerous other potential areas of interest for our technology in the body. Certain of our product candidates are still in clinical development and, as such, benefits we expect to see associated with our product candidates may not be validated in our clinical trials. In addition, disadvantages of our product candidates may become known in the future.

Corporate Information

Our corporate headquarters is located at 405 Eagleview Boulevard, Exton, Pennsylvania 19341. Our phone number is (484) 713-6000. Our corporate website is www.fibrocellscience.com. Information contained on our website or any other website does not constitute part of this prospectus.

Recent Developments

On April 30, 2013, we completed a one-for-twenty-five reverse stock split of our shares of common stock. On May 17, 2013, our common stock began trading on the NYSE MKT under the ticker symbol “FCSC”. All share amounts and warrant exercise price information included in this prospectus reflect the occurrence of the reverse stock split.

The following tables provide retroactive effect to the reverse stock split for certain of the financial information presented in our Annual Report for the year ended December 31, 2012. The Form 10-Q filings for the quarters ended March 31, 2013 and June 30, 2013, reflect the 1 for 25 reverse stock split.

Financial Information Data

	Year Ended December 31
	2012	2011
	(in thousands, except per share data)
As previously reported
Net loss	$(23,170)	$(31,350)
Net loss per share-basic and diluted	$(0.10)	$(0.57)
Weighted average shares outstanding-basic and diluted	224,127,430	54,857,520

As adjusted for the 1 for 25 reverse stock split effected April 30, 2012
Net loss	$(23,170)	$(31,350)
Net loss per share-basic and diluted	$(2.58)	$(14.29)
Weighted average shares outstanding-basic and diluted	8,965,098	2,194,301

Securities Being Offered

The Selling Stockholders named in this prospectus may offer for resale up to 735,758 shares of common stock underlying outstanding warrants. Although we will pay substantially all the expenses incident to the registration of the shares, we will not receive any proceeds from the sales by the Selling Stockholders. However, we may receive proceeds from the exercise of the outstanding warrants for cash; if such proceeds are received by us, they will be used for working capital purposes.

Recently Filed Registration Statements

We are currently authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of July 29, 2013, we had 27,520,522 shares of our common stock outstanding. In addition, we had 1,153,007 shares of common stock underlying outstanding options and 6,033,050 shares of common stock underlying outstanding warrants. In connection with the private offering we completed in October 2012, all of the shares of our Series D Preferred Stock and Series E Preferred Stock were converted into common stock. As a result, there are no shares of preferred stock outstanding. Of the foregoing shares, we have registered the resale of a total of 4,702,380 shares underlying warrants under this and other registration statements. The additional shares of our common stock to be issued in the future upon the exercise of warrants could cause the market price of our common stock to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline, and could materially impair our ability to raise capital through the sale of additional securities.”

RISK FACTORS

Before making an investment decision, you should consider the “Risk Factors” included under Item 1A. of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, all of which are incorporated by reference in this prospectus. The market or trading price of our common stock could decline due to any of these risks. In addition, please read “Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not currently known to us or that we currently deem immaterial may also impair our business and operations.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, and the documents we incorporate by reference, contain forward-looking statements within the meaning of the federal securities laws. You should not rely on forward-looking statements in this prospectus, and the documents we incorporate by reference. Forward-looking statements typically are identified by use of terms such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend,” “may,” “will,” “should,” “estimate,” “predict,” “potential,” “continue,” and similar words, although some forward-looking statements are expressed differently. This prospectus, and the documents we incorporate by reference, may also contain forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. All forward-looking statements address matters that involve risk and uncertainties, and there are many important risks, uncertainties and other factors that could cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to differ materially from the forward-looking statements contained in this prospectus, and the documents we incorporate by reference.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus, and the documents we incorporate by reference. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

This prospectus relates to the resale of shares of our common stock underlying outstanding warrants. We will not receive any proceeds from the sale of shares of common stock in this offering. However, to the extent the warrants are exercised for cash, as opposed to being exercised on a cashless basis, we will receive proceeds from the exercise of any warrants, up to a maximum amount of approximately $4.6 million (assuming the warrants are not exercised on a cashless basis), and we will use any such proceeds for working capital purposes.

DESCRIPTION OF SECURITIES

General

We are currently authorized to issue 100,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. As of July 29, 2013, we had 27,520,522 shares of our common stock outstanding. In addition, we had 1,153,007 shares of common stock underlying outstanding options and 6,033,050 shares of common stock underlying outstanding warrants. In connection with the private offering we completed in October 2012, all of the shares of our Series D Preferred Stock and Series E Preferred Stock were converted into common stock. As a result, there are no shares of preferred stock outstanding.

Common Stock

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of legally available assets at such times and in such amounts as our Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized.

Our common stock is not subject to conversion or redemption and holders of our common stock are not entitled to preemptive rights. Upon the liquidation, dissolution or winding up of our company, the remaining assets legally available for distribution to stockholders, after payment of claims or creditors and payment of liquidation preferences, if any, on outstanding preferred stock, are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time. Each outstanding share of common stock is fully paid and nonassessable.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. Our Board of Directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. However, these effects might include: (a) restricting dividends on the common stock; (b) diluting the voting power of the common stock; (c) impairing the liquidation rights of the common stock; and (d) delaying or preventing a change in control of our company without further action by our stockholders. As of the date of this prospectus, we have no shares of preferred stock outstanding.

Our Outstanding Warrants

Series A Private Offering Warrants

Pursuant to the agreement in which we issued our Series A preferred stock in October 2009, we issued Class A warrants, Class B warrants and placement agent warrants. Each of the warrants is exercisable upon issuance and has a five-year term. As of the date hereof, the number of shares underlying the Class A, Class B and placement agent warrants is 115,440, 130,004 and 15,080, respectively and the exercise price is $6.25 per share.

March 2010 Private Offering Warrants

We entered a securities purchase agreement dated March 2, 2010 with certain accredited investors pursuant to which we agreed to sell in the aggregate 203,075 shares of our common stock. In addition to the common stock purchased, each investor received a warrant to purchase the same number of shares of common stock acquired in the offering. Each of the warrants was exercisable immediately and has a five-year term. The warrants may be exercised on a cash-less basis and are non-redeemable.

If we enter into a fundamental transaction (which term is defined in the warrants), then at the warrant holder’s option, exercisable at any time concurrently with, or within 30 days after, the announcement of a fundamental transaction, we must redeem all or any portion of the warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes value of the remaining unexercised portion of this warrant on or prior to the date of the consummation of such fundamental transaction. Any cash payments to be made pursuant to the preceding sentence shall have priority to payments to holders of common stock in connection with a fundamental transaction. The assumptions to be used in calculating the Black Scholes value are set forth in Schedule 1 to the warrant. As of the date hereof, the number of shares underlying the warrants and placement agent warrants is 363,260 and 30,156 respectively and the exercise price is $6.25 per share.

Series B Private Offering Warrants

We entered securities purchase agreements with certain accredited investors pursuant to which we issued Series B preferred stock and warrants. Each of the warrants was exercisable immediately and has a five-year term. The warrants are non-redeemable. As of the date hereof, the number of shares underlying the warrants and placement agent warrants is 735,758 and 34,340 respectively and the exercise price is from $2.50 to $6.25 per share.

Series D Private Offering Warrants

In connection with our Series D offering, we issued Series D preferred stock and warrants. Each of the warrants is exercisable upon issuance and expires on the fifth anniversary of issuance. As of the date hereof, the number of shares underlying the warrants and placement agent warrants is 1,133,040 and 99,576 respectively and the exercise price is from $2.50 to $6.25 per share.

August 2011 Private Offering Warrants

We entered into a securities purchase agreement dated August 3, 2011 with certain accredited investors pursuant to which we agreed to sell in the aggregate 1,616,408 shares of our common stock. In addition to the common stock purchased, each investor received a warrant to purchase 0.35 shares of common stock for every share acquired in the offering at an initial exercise price of $18.75 per share. Each of the warrants was exercisable immediately and has a five-year term. The warrants are callable by us provided the (i) volume weighted average price for the common stock for each of 20 consecutive trading days commencing after the effective date of the registration statement exceeds $43.75 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like) and (ii) the warrant holder is not in possession of any information that constitutes, or might constitute, material non-public information which was provided by us. As of the date hereof, the number of shares underlying the warrants and placement agent warrants is 565,759 at an exercise price of $18.75 per share and 50,123 at an exercise price of $13.64 per share, respectively.

Series E Private Offering Warrants

In connection with our Series E offering, we issued warrants to purchase 1,462,560 shares of our common stock at an exercise price of $7.50 per share, expiring five years from the initial exercise date of the warrants. The initial exercise date of the warrants is September 13, 2012, which is the date on which we received approval from our shareholders to file an amendment to our Certificate of Incorporation increasing the number of our authorized shares of common stock to an amount greater than 250,000,000 shares. As of the date hereof, the number of shares underlying the warrants is 1,462,560 and the exercise price is $7.50. The number of shares underlying the placement agent warrants is 166,263 and the exercise price is from $2.50 to $6.25, per share.

We may redeem the warrants on 30 days’ notice if, among other conditions (i) the volume weighted average price of our common stock for each of 20 consecutive trading days exceeds 200% of the then exercise price; and (ii) a current resale registration statement is available to sell all of the shares underlying the warrant.

If we combine, reclassify our outstanding shares of common stock into a smaller number of shares, or subdivide our outstanding shares of common stock into a greater number of shares, then the number of shares of common stock issuable upon the exercise of the warrants and the exercise price then in effect shall be adjusted by us so that the holder of the warrant thereafter exercising his, her or its warrants shall be entitled to receive the number of shares of common stock which the holder of the warrant would have received if the warrant had been exercised immediately prior to such event upon payment of the exercise price that has been adjusted to reflect a fair allocation of the economics of such event to the holder of the warrant.

In the event of any reorganization or recapitalization or in the event we consolidate with or merge into or with another entity or transfer all or substantially all of our assets to another entity, then in lieu of the shares of common stock purchasable upon the exercise of the warrants, on exercise of the warrant, the holder shall be entitled to receive the stock or other securities or property to which the warrant holder would have been entitled upon such consummation as if the warrant holder had exercised his, her, or its warrant immediately prior thereto.

Modification of Above Warrants

Effective upon the completion of a private offering we completed in October 2012, we entered into warrant modification agreements with the holders of warrants to purchase 4,209,353 shares of common stock at exercise prices of between $6.25 per share and $7.50 per share pursuant to which the parties agreed, among other items: (a) to extend the expiration date of the warrants by one year; and (b) to delete the full-ratchet anti-dilution adjustment provisions contained in the warrants. As such, the exercise price and number of shares underlying the foregoing warrants were not modified due to the completion of the offering.

Debt Warrants

On October 5, 2012, we entered into an Amendment and Conversion Agreement (the “Debt Agreement”) with the holders of our 12.5% Convertible Notes in the aggregate original principal amount of approximately $3.5 million (the “Notes”). Pursuant to the Debt Agreement, we and the Note holders agreed to modify the warrants to purchase an aggregate of 562,790 shares of common stock previously issued in connection with the issuance of the Notes (the “Debt Warrants”): (a) to change the exercise price of the Debt Warrants from $7.50 to $2.50 per share; (b) to increase the number of shares of common stock underlying the Debt Warrants by two times the current number of shares rather than three times the current number; (c) to extend the expiration date of the Debt Warrants by one year to June 1, 2018; and (d) to delete the full-ratchet anti-dilution adjustment provisions contained in the Debt Warrants. As of the date hereof, the number of shares underlying the warrants is 1,125,578 at an exercise price of $2.50 per share.

Pursuant to the Debt Agreement, we and the Note holders agreed, among other items, to modify the warrants to purchase an aggregate of 310,837 shares of common stock previously issued to the Note holders (and their affiliates) in prior financings (the “Prior Warrants”): (a) to extend the expiration date of the Prior Warrants by one year; and (b) to delete the full-ratchet anti-dilution adjustment provisions contained in the Prior Warrants.

Anti-Takeover Effects of Provisions of Delaware Law and our Charter Documents

Provisions of Delaware law and our Certificate of Incorporation, as amended, and Bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Our Certificate of Incorporation, as amended, provides for our Board of Directors to be divided into three classes serving staggered terms. Approximately one-third of the Board of Directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board of Directors until the second annual stockholders’ meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions.

Our Bylaws do not permit stockholders to call a special meeting of stockholders. Our Bylaws provide that special meetings of the stockholders may be called only by a majority of the members of our Board of Directors, our Chairman of the Board of Directors, our Chief Executive Officer or our President. Our Bylaws require that all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and do not permit our stockholders to act by written consent without a meeting. Our Bylaws provide for an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his, her or its intention to bring that business before the meeting. The Bylaws do not give our Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our Bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Listing

Our common stock is listed on the NYSE MKT under the symbol “FCSC.”

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company located at 59 Maiden Lane, New York, New York 11038.

SELLING SECURITY HOLDERS

The following table presents information regarding the Selling Stockholders. The percentage of outstanding shares beneficially owned is based on 27,520,522 shares of common stock issued and outstanding on July 29, 2013. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. As to each person or entity named as beneficial owners, that person’s or entity’s percentage of ownership is determined based on the assumption that any warrants or convertible securities held by such person or entity which are exercisable or convertible within 60 days of the date of this prospectus have been exercised or converted, as the case may be.

Except as may be otherwise described below, to the best of our knowledge, the named Selling Stockholder beneficially owns and has sole voting and investment authority as to all of the shares set forth opposite his name, none of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer, and none of the Selling Stockholders has held any position or office, or has had any material relationship with us or any of our affiliates within the past three years.

Information with respect to beneficial ownership is based upon information provided to us by the Selling Stockholders. For purposes of presentation, we have assumed that the Selling Stockholders will sell all shares offered hereby, including the shares issuable on the exercise of warrants.

Name of Selling Stockholder (1)	Number of Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares Registered and To Be Sold in This Offering	Number of Shares To Be Beneficially Owned After The Offering	Approximate Percentage of Shares To Be Owned After the Offering
AAR Accounts Family Limited Partnership (2)	368,918	(3)	226,157	142,761	*
Akanthos Arbitrage Master Fund, L.P. (4)	708,547	(5)	77,385	631,162	2.30%
Humphrey Johnson	16,108		16,108	—	*
John & Audrey Quackenbush, JTWROS	5,370		5,370	—	*
LMA SPC for and on behalf of the MAP87 Segregated Portfolio (6)	129,452	(7)	41,452	88,000	*
Paul Schneider	11,988	(8)	5,370	6,618	*
Richard James Binnie	19,330		19,330	—	*
Robert E. Bellus & Mary Ann Bellus, JTWROS	14,739	(9)	10,739	4,000	*
Ronald D. Lipton	8,591		8,591	—	*
Steven E. Nelson as Trustee for the Steven E. Nelson Trust (10)	1,206,195	(11)	42,955	1,163,240	4.23%
Steven W. Lefkowitz	62,874	(12)	10,739	52,135	*
Vestal Venture Capital (13)	5,370		5,370	—	*
Wade Capital Corporation Money Purchase Plan (14)	32,278	(15)	21,478	10,800	*
Jane Scotti	202,509	(16)	26,349	176,160	*
Gavin Scotti	133,287	(17)	51,047	82,240	*
Margery Scotti	207,821	(18)	32,217	175,604	*
Noboru & Sumiko Muto, JTWROS	20,404		20,404	—	*
Health Alliance Network Inc. - Defined Benefit Plan Attn: Anthony V. Milone - Trustee (19)	63,978	(20)	21,478	42,500	*
Basu Biosciences, LLC (21)	132,751	(22)	21,478	111,273	*
W.K.B.J. 2005 Irrevocable Trust (23)	12,730		3,652	9,078	*
Richard Bayliss and Stella Bayliss	3,866		3,866	—	*
Brio Capital (24)	114,944	(25)	20,216	94,728	*
Malcolm Whittle	1,719		1,719	—	*
David Martin	1,719		1,719	—	*
Kevin Harrington	66,739	(26)	10,739	56,000	*
Igor Voznenko	3,345	(27)	776	2,569	*
Joseph Paresi	54,080	(28)	6,444	47,636	*
Anthony Milone	46,579	(29)	12,944	33,635	*
Phil Wade	37,912	(30)	2,148	35,764	*
K & L Beasley superfund	2,148	(31)	2,148	—	*
Steve and Mollie Crampin	11,070	(32)	5,370	5,700	*

*	Stockholder owns less than 1%.
(1)	The Selling Stockholders and any broker-dealers or agents that are involved in selling these shares may be deemed to be underwriters within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.
(2)	Andrew Roth has voting and dispositive power over the securities held by the selling stockholder.
(3)	Includes warrants to purchase 11,200 shares of common stock issued in connection with our Series D Preferred Stock.
(4)	Michael Kao has voting and dispositive power over the securities held by the selling stockholder.
(5)	Includes (i) warrants to purchase 96,000 shares of common stock issued in connection with our Series D Preferred Stock and (iii) warrants to purchase 194,501 shares of common stock.
(6)	Michael Kao has voting and dispositive power over the securities held by the selling stockholder.
(7)	Includes warrants to purchase 64,000 shares of our common stock issued in connection with our Series D Preferred Stock.
(8)	Includes warrants to purchase 1,019 shares of common stock issued in connection with our August 2011 financing.
(9)	Includes warrants to purchase 4,000 shares of common stock issued in connection with our Series D Preferred Stock.
(10)	Steven E. Nelson, as trustee for the Steven E. Nelson Trust, has voting and dispositive power over the securities held by the selling stockholder.
(11)	Includes (i) warrants to purchase 7,000 shares of common stock issued in connection with our August 2011 financing; (ii) warrants to purchase 32,000 shares of common stock issued in connection with our Series D Preferred Stock to Steven E. Nelson, an individual and (iii) warrants to purchase an additional 84,000 shares of common stock.
(12)	Includes warrants to purchase 42,401 shares of common stock.
(13)	Allan R. Lyons has voting and dispositive power over the securities held by the selling stockholder.
(14)	Steven Lefkowitz has voting and dispositive power over the securities held by the selling stockholder.
(15)	Includes warrants to purchase 2,800 shares of common stock issued in connection with our August 2011 financing.
(16)	Includes (i) warrants to purchase 2,546 shares of common stock issued in connection with our August 2011 financing, (ii) warrants to purchase 31,360 shares of common stock issued in connection with our March 2010 financing, (iii) warrants to purchase 32,000 shares of common stock issued in connection with our Series D Preferred Stock and (iv) warrants to purchase an additional 8,000 shares of common stock.
(17)	Includes (i) warrants to purchase 20,907 shares of common stock issued in connection with our March 2010 financing, (ii) warrants to purchase 20,000 shares of common stock issued in connection with our Series D Preferred Stock, and (iii) warrants to purchase an additional 50,000 shares of common stock.
(18)	Includes (i) warrants to purchase 20,907 shares of common stock issued in connection with our March 2010 financing issued to Monomoy Partners LLC, over which Margery Scotti has voting and dispositive power, (ii) warrants to purchase 8,001 shares of common stock issued in connection with our Series A Preferred Stock, (iii) 96,000 shares of common stock issued to Monomoy Partners LLC, over which Margery Scotti has voting and dispositive power, (iv) warrants to purchase 2,546 shares of common stock issued in connection with our August 2011 financing to Monomoy Partners LLC, over which Margery Scotti has voting and dispositive power, and (v) warrants to purchase an additional 16,000 shares of common stock.
(19)	Anthony V. Milone has voting and dispositive power over the securities held by the selling stockholder.
(20)	Includes (i) warrants to purchase 29,600 shares of common stock issued in connection with our Series D Preferred Stock and (ii) warrants to purchase 2,100 shares of common stock issued in connection with our August 2011 financing.
(21)	Shekhar Basu has voting and dispositive power over the securities held by the selling stockholder.
(22)	Includes warrants to purchase 8,001 shares of common stock issued in connection with our Series A Preferred Stock, (ii) warrants to purchase 32,000 shares of common stock issued in connection with our Series D Preferred Stock and (iii) warrants to purchase 10,182 shares of common stock issued in connection with our August 2011 financing.
(23)	Avivith Oppenheim has voting and dispositive power over the securities held by the selling stockholder.
(24)	Shaye Hirsch has voting and dispositive power over the securities held by the selling stockholder.
(25)	Includes warrants to purchase 3,819 shares of common stock issued in connection with our August 2011 financing.
(26)	Includes 16,000 shares of common stock issued to Kevin Harrington IRA, over which Kevin Harrington has voting and dispositive power.
(27)	Includes (i) warrants to purchase 510 shares of common stock issued in connection with our August 2011 financing and (ii) warrants to purchase 1,600 shares of common stock issued in connection with our Series D Preferred Stock.
(28)	Includes (i) warrants to purchase 40,000 shares of common stock issued in connection with our Series A Preferred Stock and (ii) warrants to purchase 7,637 shares of common stock issued in connection with our August 2011 financing.
(29)	Includes (i) warrants to purchase 12,000 shares of common stock issued in connection with our Series D Preferred Stock, (ii) warrants to purchase 11,499 shares of common stock issued in connection with our March 2010 financing, (iii) warrants to purchase 9,408 shares of common stock issued in connection with our March 2010 financing to Anthony V. Milone Profit Sharing Plan, over which Anthony Milone has voting and dispositive power, and (iv) warrants to purchase an additional 11,360 shares of common stock.
(30)	Includes (i) warrants to purchase 510 shares of common stock issued in connection with our August 2011 financing, (ii) warrants to purchase 3,200 shares of common stock issued in connection with our Series D Preferred Stock, and (iii) warrants to purchase an additional 9,600 shares of common stock.
(31)	Kevin Beasley has voting and dispositive power over the securities held by the selling stockholder.
(32)	Includes warrants to purchase 5,600 shares of common stock issued in connection with our Series D Preferred Stock.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the NYSE MKT or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. The Selling Stockholders may, from time to time, sell any or all of the securities directly or through one or more underwriters, broker-dealers or agents. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through sales “at the market” or to or through a market maker or into an existing trading market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options, swaps or derivatives or other hedging transactions, whether through an options exchange or otherwise;

•	through the distribution of the securities by any Selling Stockholder to its partners, members or stockholders;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also transfer the securities by gift. We do not know of any arrangements by the Selling Stockholders for the sale of any of the securities.

The Selling Stockholders may also sell securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than pursuant to this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders may sell securities through one or more underwriters on a firm commitment or best efforts basis. If underwriters are used in a firm commitment underwriting, the Selling Stockholders will execute an underwriting agreement with those underwriters relating to the securities that the Selling Stockholders will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions. The underwriters, if any, will purchase such securities on a firm commitment basis and will be obligated to purchase all of such securities.

The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from the Selling Stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The Selling Stockholders may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from the Selling Stockholders at the public offering price stated in a prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the Selling Stockholders sell securities pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the securities at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

The Selling Stockholders may also sell securities through agents designated by them from time to time. We will name any agent involved in the offer or sale of such securities and will list commissions payable by the Selling Stockholders to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in any required prospectus supplement.

The Selling Stockholders may sell any of the securities directly to purchasers. In this case, the Selling Stockholders may not engage underwriters or agents in the offer and sale of such securities.

The Selling Stockholders may indemnify underwriters, dealers or agents who participate in the distribution of the securities against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We will not receive any proceeds from sales of any securities by the Selling Stockholders.

We cannot assure you that the Selling Stockholders will sell all or any portion of the securities offered hereby.

LEGAL MATTERS

The validity of the securities offered will be passed upon for us by Schiff Hardin LLP, Washington, DC.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for each of the two years ended December 31, 2012 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered in this offering. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s Internet site at www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Later information filed with the SEC will update and supersede this information.

We incorporate by reference the documents listed below, all filings filed by us pursuant to the Exchange Act after the date of the initial registration statement of which this prospectus forms a part prior to effectiveness of such registration statement, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the time that all securities covered by this prospectus have been sold or the offering is otherwise terminated; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K:

•

Our Annual Report on Form 10-K for the year ended December 31, 2012 filed on April 1, 2013, and the amendment to our Annual Report on Form 10-K for the year ended December 31, 2012 filed on April 29, 2013.

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013.

•	Our Definitive Proxy Statement on Schedule 14A filed on May 31, 2013.

•	Our Current Reports on Form 8-K dated February 21, 2013; March 5, 2013; March 14, 2013; April 29, 2013; June 28, 2013; July 1, 2013; and July 22, 2013.

•	The description of our common stock contained in our registration statement on Form 8-A filed on May 14, 2013, and any amendment or report filed for the purpose of updating that description.

An updated description of our capital stock is included in this prospectus under “Description of Securities.”

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus. You may request a copy of these filings, at no cost, by contacting us at:

Fibrocell Science, Inc.

Attn: Corporate Secretary

405 Eagleview Boulevard

Exton, Pennsylvania 19341

Phone: (484) 713-6000

FIBROCELL SCIENCE, INC.

735,758 Shares of Common Stock

PROSPECTUS

August 23, 2013

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.